Mail Stop 7010

            September 30, 2005

Mr. John U. Clarke
Chief Executive Officer and Chairman of the Board of Directors
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004
		Forms 10-Q for the Quarters Ended March 31 and June 30,
2005
		File No. 1-15603

Dear Mr. Clarke:

		We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings, including your interim filings where appropriate.

Financial Statements, page 46

Consolidated Statements of Operations, page 47

2. We have reviewed your response to comment four. Please provide us with additional information to help us understand the nature of services you characterize as "largely ancillary to [product] sales."
Please also tell us whether these services are billed separately from the purchase of your products.

Consolidated Statements of Cash Flows, page 49

3. We have reviewed your response to comment five.  The
definitions
of financing cash flows provided in paragraphs 18 and 20 of SFAS
95
do not include pension obligations acquired in a business combination. We note you believe your obligation is analogous to the repayment of amounts borrowed. However, the pension funds were not
"borrowed" by you or your predecessor. The obligation was incurred as a result of services provided by the employees of your predecessor. Payments for services are specifically defined as operating cash flows by paragraph 23(b) of SFAS 95.
Please provide us with additional detailed information, including references to appropriate authoritative literature, supporting your classification of these cash flows as financing. Please separately address the pension obligation you acquired with the stock of the Combustion Engineering subsidiaries and the obligation you assumed in exchange for a cash payment in 2000.

Warranty Costs, page 53

4. We have reviewed your response to comment eight. Please note that compliance with FIN 45 is a requirement of GAAP and therefore disclosures specified by FIN 45 should be included in the notes to your financial statements. Further, please note that warranty accruals are not a valuation or qualifying account required to be disclosed in Schedule II.

Item 9A. Controls and Procedures, page 83
5. We have reviewed your response to comment 11. Please revise your proposed disclosure to clarify that you believe that your "disclosure" controls and procedures are effective as of December
31,
2004.

Form 10-Q for the Quarter Ended June 30, 2005

Note 10 - Business Segments, page 14

6. We have reviewed your response to comment 16. It is our understanding that the Oil & Water Technologies reporting segment is composed of two major lines of business, a) traditional and standard equipment, and b) built to order equipment. Previously, these were reported in separate segments. You state that these operations now comprise a single operating segment. Since discrete financial information was previously available, we assume your chief operating decision maker no longer regularly reviews standard equipment or built to order revenues or margins in order to make decisions about resources to be allocated. If true, please confirm this is so.

7. It is unclear how decisions regarding the allocation of resources can be made without evaluating standard and built to order results separately given the different markets and customers served by these units. Please provide us with additional information to help us understand how this is done. Also, tell us what consideration you gave to the possibility that the chief operating decision making function is, in part, shared by your President.

8. Please also provide us with a copy of the operating results information provided to your directors at the most recent board meeting.

9. At a minimum, you should separately disclose your revenues from standard equipment, built to order equipment and other equipment for each period presented in accordance with paragraph 37 of SFAS 131.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

    	If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-
3741
or, in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. John U. Clarke
NATCO Group Inc.
September 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE